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                          April 14, 2023

       Kevin Hogan
       Chief Executive Officer and Director
       Corebridge Financial, Inc.
       2919 Allen Parkway, Woodson Tower
       Houston, Texas 77019

                                                        Re: Corebridge
Financial, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed April 5, 2023
                                                            File No. 333-271143

       Dear Kevin Hogan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Madeleine Mateo at 202-551-3465 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              Eric T. Juergens